UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

INVUITY, INC.

(Name of Subject Company (Issuer))

ACCIPITER CORP.

a wholly-owned subsidiary of

STRYKER CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Michael Hutchinson

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 385-2600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$189,608,432.16	$23,606.25

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 24,073,678 shares of common stock, par value $0.001 per share, of Invuity, Inc. ( “Invuity”) multiplied by the offer price of $7.40 per share, (ii) 917,512 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $7.40 per share and (iii) the net offer price for 1,566,536 shares issuable pursuant to outstanding options with an exercise price less than $7.40 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $7.40 minus such applicable strike price). The calculation of the filing fee is based on information provided by Invuity as of September 7, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Stryker Corporation (“Stryker”), a Michigan corporation, and Accipiter Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Stryker Corporation. This Schedule TO relates to the offer by the Purchaser for all of the outstanding shares of common stock, par value $0.001 per share, of Invuity, Inc. (“Invuity”), a Delaware corporation, at a price of $7.40 per share, paid to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Annex I thereto, and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name, address and telephone number of the subject company’s principal executive offices are:

Invuity, Inc.

444 De Haro Street

San Francisco, California 94107

(415) 655-2100

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”

“The Tender Offer—Section 6—Price Range of the Shares; Dividends on the Shares”

Item 3.	Identity and Background of Filing Person

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated hereby by reference:

“The Tender Offer—Section 9—Information Concerning Stryker and Purchaser”

“ANNEX I—Directors and Executive Officers of Stryker and Purchaser”

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 9—Information Concerning Stryker and Purchaser”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 11—Background of the Offer; Contacts and Transactions with Invuity”

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations”

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

“The Tender Offer—Section 13—Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) and (d) Source of Funds; Conditions; and Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 10—Source and Amount of Funds”

Item 8.	Interest in Securities of the Subject Company

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 9—Information Concerning Stryker and Purchaser”

“ANNEX I—Directors and Executive Officers of Stryker and Purchaser”

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 16—Fees and Expenses”

Item 10.	Financial Statements

(a) and (b) Financial Information and Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations”

“The Tender Offer—Section 11—Background of the Offer; Contacts and Transactions with Invuity”

“The Tender Offer—Section 12—Purpose of the Offer; the Merger Agreement; Tender Agreements; Confidentiality Agreement; Plans for Invuity; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions”

“The Tender Offer—Section 15—Legal Matters”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 24, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in The New York Times on September 24, 2018.

(a)(1)(F)	Press Release issued by Stryker Corporation, dated September 11, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation and Accipiter Corp. with the Securities and Exchange Commission on September 11, 2018).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2018, by and among Stryker Corporation, Accipiter Corp. and Invuity, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Invuity, Inc. with the Securities and Exchange Commission on September 11, 2018).

(d)(2)	Confidentiality Agreement, dated as of July 31, 2018 by and between Stryker Corporation and Invuity, Inc.

(d)(3)	Form of Tender Agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Invuity, Inc. on September 11, 2018).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2018

ACCIPITER CORP.

By:	/s/ Dean H. Bergy
Name:	Dean H. Bergy
Title:	Vice President and Secretary

STRYKER CORPORATION

By:	/s/ Glenn S. Boehnlein
Name:	Glenn S. Boehnlein
Title:	Vice President, Chief Financial Officer